SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 AMENDMENT NO. 3
                                       TO
                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                          MILLER BUILDING SYSTEMS, INC.
                       (Name of Subject Company (Issuer))

                     DELAWARE MILLER ACQUISITION CORPORATION
                             COA HOUSING GROUP, INC.
                      COACHMEN INDUSTRIES, INC. (OFFERORS)
                            (Names of Filing Persons
            (identifying status as offeror, issuer or other person))


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   600404-10-7
                      (CUSIP Number of Class of Securities)

                             RICHARD M. LAVERS, ESQ.
                    EXECUTIVE VICE PRESIDENT/GENERAL COUNSEL
                            COACHMEN INDUSTRIES, INC.
                                2831 DEXTER DRIVE
                                ELKHART, IN 46515
                                 (219) 262-0123
  (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                 WITH A COPY TO:
                            FREDERICK W. AXLEY, ESQ.
                             MCDERMOTT, WILL & EMERY
                             227 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60606
                                 (312) 984-7574

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CALCULATION OF FILING FEE:  Previously Paid


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/ / CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:    Not applicable.
Form or Registration No.:  Not applicable.
Filing Party:              Not applicable.
Date Filed:                Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/      third-party tender offer subject to Rule 14d-1.
/ /      issuer tender offer subject to Rule 13e-4.
/ /      going-private transaction subject to Rule 13e-3.
/ /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                                  INTRODUCTION

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (this "Statement") filed with the SEC on September 20, 2000 by Delaware Miller Acquisition Corporation ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase any and all outstanding shares of common stock, par value $0.01 per share, of Miller Building Systems, Inc., a Delaware corporation (the "Company"), at a purchase price of $8.40 per share, plus a future right to receive $.30 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 20, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and which are incorporated herein by reference. All information in the Offer to Purchase, including all schedules thereto, and in the Letter of Transmittal is incorporated by reference in answer to all of the items in this Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase. Except as amended and supplemented hereby, the Schedule TO remains in effect.

ITEMS 1 THROUGH 9 AND 11 THROUGH 13

Items 1 through 9 and Items 11 through 13 of the Schedule TO, which incorporate by reference the information contain in the Offer to Purchase, are hereby amended and supplemented as follows:

         Section 7 of the Offer to Purchase ("Certain Information Concerning the Company") will be amended and supplemented to include the following paragraphs after the last paragraph of the section:

            "Certain Financial Projections. In the course of discussions between representatives of the Company and Coachmen, the Company provided Coachmen with certain projections of the future operating performance of the Company and its subsidiaries prepared by the Company's management for fiscal year 2000 and beyond (the "Plan Projections"). Relevant portions of such information have been set forth below for the limited purpose of giving stockholders access to projections by the Company's management that were available for review by Coachmen in connection with the Offer.

            The projected financial information set forth below necessarily reflects numerous assumptions with respect to general business and economic conditions and other matters, many of which are inherently uncertain or beyond the Company's control, and does not take into account any changes in the Company's operations or capital structure which may result from the Offer and the Merger. It is not possible to predict whether the assumptions made in preparing the projected financial information will be valid, and actual results may prove to be materially higher or lower than those contained in the projections. The inclusion of this information should not be regarded as an indication that Coachmen or any other person who received this information considered it a reliable predictor of future events, and this information should not be relied on as such. None of the Company, Coachmen or any of their respective representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projected financial information.


                                                        MILLER BUILDING SYSTEMS, INC.
                                                             FISCAL YEAR FORECAST
           FCFODD                                          FY2000,2001,2002,2003,2004
                                                                    (000)


                MBS CONS          MBS CONS       %          MBS CONS         %         MBS CONS       %          MBS CONS        %
            7/01/00     %    6/30/01      %    Change  6/30/02      %      Change  6/30/03    %     Change  6/30/04     %     Change
            -------  ------  -------   ------  ------  -------    ------   ------  -------  ------  ------  -------  ------   ------

---------------------------------------------          -----------------           ---------------          ---------------
NET SALES    71,075  100.0%   75,028   100.0%   5.56%   80,919    100.0%    7.85%   86,365  100.0%   6.73%   91,695  100.0%   6.17%
---------------------------------------------          -----------------           ---------------          ---------------

---------------------------------------------          -----------------           ---------------          ---------------
OPERATING
 INCOME       4,680    6.6%    4,954     6.6%   5.85%    5,480      6.8%   10.62%    5,951    6.9%   8.59%    6,396    7.0%   7.48%
---------------------------------------------          -----------------           ---------------          ---------------

NET INCOME    2,901    4.1%    3,071     4.1%   5.89%    3,374      4.2%    9.84%    3,666    4.2%   8.66%    3,949    4.3%   7.73%


         Cautionary Statement Concerning Forward-looking Statements. Certain matters discussed herein, including without limitation, the Plan Projections, are forward-looking statements that involve risks and uncertainties. Such information was prepared by the Company's management for internal use and not with a view to publication. The foregoing Plan Projections were based on assumptions concerning the Company's operations and business prospects in fiscal year 2000 including the assumption that the Company would continue to operate under the same ownership structure as then existed. The Plan Projections were also based on other revenue, expense and operating assumptions. Information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control. Such uncertainties and contingencies include but are not limited to: changes in the economic conditions in which the Company operates, greater than anticipated competition or price pressures, new product offerings, better or worse than expected customer growth resulting in the need to expand operations and make capital investments, and the impact of investments required to enter new markets. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. In addition, the Plan Projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts, and are included in this Offer to Purchase only because such information was made available to the Recipients by the Company. Neither the Recipients' nor the Company's independent accountants have examined or applied any agreed upon procedures to this information, and, accordingly, assume no responsibility for this information. Neither the Recipients nor the Company nor any other party assumes any responsibility for the accuracy or validity of the foregoing Plan Projections. Coachmen, Parent and the Company do not intend to provide any updated information with respect to any forward-looking statements."

         Section 12 of the Offer to Purchase ("Purpose of the Offer and the Merger; Plans for the Company") is hereby amended and supplemented by amending the first paragraph of the subsection "Plans for the Company" in its entirety with the following:

         "Except as otherwise set forth in the Offer to Purchase, it is expected that, initially following the Merger, the business operations of the Company will be continued by the Surviving Corporation substantially as they are currently being conducted. The Merger Agreement provides that the directors and officers of Purchaser immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation. Following the Merger, Tom Martini and Richard Bedell, two executive officers of the Company, will remain employees of the Company and serve as executive officers. Upon completion of the Offer and the Merger, Parent intends to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, policies, properties, management and personnel. After such review, Parent will determine what actions or changes, if any, would be desirable in light of the circumstances which then exist."

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            DELAWARE MILLER ACQUISITION CORPORATION


                            By:  /s/ Richard M. Lavers
                                     -------------------------------------------
                                     Richard M. Lavers
                                     Secretary

                            COA HOUSING GROUP, INC.


                            By:  /s/ Richard M. Lavers
                                     -------------------------------------------
                                     Richard M. Lavers
                                     Secretary


                            COACHMEN INDUSTRIES, INC.



                            By:  /s/ Richard M. Lavers
                                     -------------------------------------------
                                     Richard M. Lavers
                                     Executive Vice President, General Counsel &
                                     Secretary


Dated: October 19, 2000